September 26, 2012

Securities and Exchange Commission

Department of Corporate Finance

Washington DC, 20549

RE: 5BARz International, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 16, 2012

Form 10-Q for the Period Ended June 30, 2012

Filed August 20, 2012

File No. 0-53778

We are in receipt of your enquiry letter dated September 12, 2012, addressing the above referenced periodic reports. Please be advised that we are attending to this enquiry and expect to have our response to you, on or before Tuesday October 2, 2012.

Thank you.

Yours truly

Daniel Bland

Vice President Finance

5BARz International Inc.